QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (a)(5)(A)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

)
CHAVY WEISZ,	)
Plaintiff,	)
)
V.	)	C.A. No.
)
JERRY D. CAMPBELL, WILLIAM G. DAVIS,	)
LOUIS E. LATAIF, EDWARD C. LUMLEY,	)
JIM McALPINE, W1LLLIAM J. MENEAR,	)
GINO RONCELLI, FRANK STRONACH,	)
MAGNA ENTERTAINMENT CORP. and	)
MI DEVELOPMENTS, INC.	)
)
Defendants.	)
)
)
)

CLASS ACTION COMPLAINT

        Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

        1.     Plaintiff has been the owner of shares of the common stock of Magna Entertainment Corp. ("Magna" or the "Company") since prior to the wrongs herein complained of and continuously to date.

        2.     Magna is a corporation duly organized and existing under the laws of the State of Delaware. The Company owns and operates horse racetracks and supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets. The Company operates or manages 12 thoroughbred racetracks, two standardbred (harness racing) racetracks, one racetrack, which runs both thoroughbred and standardbred meets and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. It also operates off-track betting (OTB) facilities and a national account wagering business known. as XpressBet, which permits customers to place wagers by telephone and over the Internet or horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. Magna Entertainment also owns and operates HorseRacing TV, a television network focused on horse racing. HorseRacing TV carries on cable systems in 10 states, with approximately 1.4 million subscribers. The Company maintains its principal offices at 337 Magna Drive, Ontario, Canada.

        3.     Defendant Ml Developments, Inc. owns or controls 100% of thc Company's Class B stock and 16.5% of the Company's Class A stock representing a 96.6% voting interest and a 62% equity interest in the Company. MI Developments maintains its principal offices at 455 Magna Drive, Ontario, Canada.

        4.     Defendant Frank Stronarch is Chairman of the Board of Directors and Founder of the Company and Chairman and Founder of MI Developments.

        5.     Defendant Brian V. Tobin is Vice Chairman of the Company and Chief Executive Officer of MI Developments.

        6.     Defendant Jim McAlpine is President and Chief Executive Officer and a director of the Company.

        7.     Defendant Jerry D. Campbell is a Director of the Company and formerly served as the Company's President and Chief Executive Officer.

        8.     Defendant Edward C. Lumley is a Director of the Company and a Director of Magna International, Inc., which was founded by defendant Stronarch.

        9.     Defendant William J. Menear is a Director of the Company.

        10.   Defendant Louis E. Lataif is a Director of the Company.

        11.   Defendant Gino Roncelli is a Director of the Company.

        12.   MI Developments, as the Company's controlling shareholder, and the individual defendants, as officers and/or directors of the Company, stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Magna the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

        13.   Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury or arising from defendants' actions as more fully described herein (the "Class").

        14.   This action is properly maintainable as a class action.

        15.   The Class is so numerous that joinder of all members is impracticable. There are approximately 48.8 million Class A shares of Magna common stock outstanding owned by hundreds, if not thousands, of holders other than MI Developments and its affiliates.

        16.   There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Magna in violation of the laws of the State of Delaware in order to enrich MI Developments at the expense and to the detriment of plaintiff and the other public stockholders who are members of the Class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and (d) whether the Class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

        17.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

        18.   Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

        19.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

        20.   On July 12, 2004, MI Developments announced that it had offered to acquire all of the shares of common stock of the Company not held by MI Developments and its affiliates. Under the proposed transaction, the Company's public shareholders would receive $1.05 in cash and 0.2258 of an MI Developments Class A Subordinate Voting share for each Class A Magna share. The total consideration is approximately $7.00 per share and the total value of the proposed transaction is approximately $258 million.

        21.   The consideration of $7.00 per share to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Magna is materially in excess of $7.00 per share, giving due consideration to the prospects for growth and profitability of Magna in light of its business, earnings and earnings power, present and future; (b) the $ 7.00 per share price offers an inadequate premium to the public stockholders of Magna; and (c) the $7.00 per share price is not the result of arm's-length negotiations but was fixed arbitrarily by MI Developments to "cap" the market price of Magna stock, as part of a plan for MI Developments to obtain complete ownership of Magna, its assets and businesses at the lowest possible price.

        22.   The proposed acquisition is an attempt by MI Developments to unfairly aggrandize MI Developments at the expense of Magma's public stockholders. The proposed acquisition will, for inadequate consideration, deny plaintiff and the other members of the Class their right to share proportionately in the future success of Magna and its valuable assets, while permitting MI Developments to benefit wrongfully from the transaction.

        23.   Given MI Developments and its affiliates' stock ownership in Magna and representation on the Board of directors, they are able to dominate and control the other directors. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit MI Developments at the expense of Magna's public shareholders, as exemplified by the proposed transaction.

        24.   Because of MI Developments's stock ownership, no third party, as a practical matter, can attempt any competing bid for Magna, as the success of any such bid would require the consent and cooperation of the MI Developments and its affiliates.

        30.   Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Magna's public shareholders in a proposed transaction which will benefit MI Developments at the expense of the public shareholders of the Company.

        31.   Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

        (1)   Certifying this action as a class action and plaintiff as the Class representative and plaintiff's counsel as Class counsel;

        (2)   enjoining, preliminarily and permanently, the transaction complained of herein;

        (3)   to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding such transaction or granting the Class rescissory damages;

        (4)   directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

        (5)   awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and

        (6)   Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
By:	/s/ CARMELLA P. KEENER
Carmella P. Keener (DSBA No. 2810) 919 Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19801 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIPSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414

QuickLinks

CLASS ACTION COMPLAINT